Exhibit 99.1

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

NEWS RELEASE

Kinross files new Paracatu technical report

Mine expected to produce average of approximately 540 koz. over 12 years, at lower costs

Adds 828 koz. in mineral reserves to offset 2019 depletion, and 1.1 million oz. in measured and indicated resources

Toronto, Ontario – March 10, 2020 – Kinross Gold Corporation (TSX:K; NYSE: KGC) (“Kinross”) today filed a new technical report for its Paracatu operation in Brazil. Paracatu is a cornerstone, long-life operation in Kinross’ portfolio that is expected to produce an average of approximately 540 Au koz. annually over 12 years from 2020 to 2031. Total production over the remaining mine life is expected to increase approximately 24% compared with the prior technical report that was published in 2014.

The new technical report is based on an asset optimization program that commenced in 2018 and was completed in late 2019 with the successful implementation of a comprehensive grade control program. The results of the program include better characterization of the orebody, an improved ability to predict and react to ore variability, and better mill efficiency with improvements in throughput and recovery.

The technical report also incorporates continuous improvement programs which have resulted in improved mining rates and increased overall productivity, the addition of renewable power sources with the investment in two hydroelectric power plants in 2018, and the continued successful tailings reprocessing project.

In 2019, Paracatu performance improved significantly due to the benefits of the asset optimization and continuous improvement programs, with the mine achieving record annual production and reducing cost of sales per ounce sold by approximately 20% over 2018. The new technical report forecasts significant reductions to life of mine operating costs and improved capital efficiency and recovery rates compared with the 2014 report.

As previously disclosed in the Company’s 2019 year-end mineral reserves and resources update, a newly updated resource model has resulted in the addition of approximately 828 Au koz. to estimated mineral reserves, more than offsetting 2019 depletion of 705 Au koz. Measured and indicated resources also increased by approximately 1.1 million Au oz., or 35%, compared with 2018. Inferred mineral resources includes an estimated 367 Au koz. contained in the Santo Antonio tailings deposits. The Company plans to continue mining the tailings deposits after 2020.

The new report also describes tailings facilities at Paracatu, which meet or exceed regulatory and international requirements and standards of best practice. The facilities are constructed using a modified centerline design and are engineered, compacted, zoned earthfill dams. Independent assessment of the tailings facilities at site is conducted annually and rigorous maintenance, monitoring, and emergency response procedures and plans are in place, including daily inspections. For more information about Paracatu’s tailings facilities, see video here: https://bit.ly/2TKKzh6

The technical report has been prepared pursuant to Canadian Securities Administrator's National Instrument 43-101, and may be found at www.kinross.com or under the Company's profile at www.sedar.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute "forward looking statements" within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward looking statements include, without limitation, future events and opportunities including but not limited to the operational updates at Paracatu described in this news release. The words "estimate”, “expected”, “forecast”, and “plan”, and variations of such words identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to the production, cost and life of mine estimates in the technical report being consistent with our expectations, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2019 ("2018 AIF") and full year 2019 Management's Discussion and Analysis. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. In addition, there are risks and hazards associated with the business of mining and related project development, including financial, environmental hazards, government and labour relations, unusual or unexpected formations, pressures, cave-ins and flooding (and the risk of inadequate insurance, or the inability to obtain insurance, to cover such risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other news release dated February 12, 2020 as well as other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our 2018 AIF. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The technical information about the Company’s mineral properties contained in this presentation has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

p. 2 Kinross files new technical report for Paracatu	www.kinross.com